

September 23, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Stone Ridge Trust
        Issuer CIK: 0001559992
        Issuer File Number: 333-184477 / 811-22761
        Form Type: 8-A12B
        Filing Date: September 23, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the LifeX 2028 Income Bucket ETF and LifeX 2030 Income Bucket ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications